Filed by Idemitsu Kosan Co.,Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Showa Shell Sekiyu K.K. (File Number: 132-_____)
Dated November 18, 2015

November 12, 2015

Company: Idemitsu Kosan Co.,Ltd.
(Code Number: 5019, TSE 1st Section)
Representative: CEO, Representative Director Takashi Tsukioka
Contact: Treasury Department, Investor Relations Office, General Manager, Taiji Hashidoko
Tel: +81-3-3213-9307

Company: Showa Shell Sekiyu K.K.
(Code Number: 5002, TSE 1st Section)
Representative: Group CEO, Representative Director Tsuyoshi Kameoka
Contact: Corporate Communications, Tomoji Nakamura
Tel: +81-3-5531-5793

Execution of Memorandum of Understanding
Regarding the Business Integration of
Idemitsu Kosan Co.,Ltd. and Showa Shell Sekiyu K.K.

Idemitsu Kosan Co.,Ltd. (3-1-1 Marunouchi, Chiyoda-ku, Tokyo: CEO, Representative Director, Takashi Tsukioka) (“Idemitsu”) and Showa Shell Sekiyu K.K. (Daiba 2-3-2, Minato-ku, Tokyo: Group CEO, Representative Director, Tsuyoshi Kameoka) (“SSSKK”) (collectively, the “Companies” or “we”), as announced in the press release of the “Announcement Regarding Acquisition of Showa Shell Sekiyu K.K. Shares (33.3% of the voting rights) from Royal Dutch Shell plc” issued by Idemitsu on July 30, 2015 and the “Full-scale Discussions Aimed at Management Integration with Idemitsu Kosan Co.,Ltd., Notice of Changes of Major Shareholder” issued by SSSKK on July 30, 2015, have decided to fully devote ourselves to negotiations toward the business integration of the Companies, and today have signed a Memorandum of Understanding for the Business Integration of  Idemitsu and SSSKK based on the spirit of equal partnership (the “Business Integration”) (the “MoU”).

1. Objectives of the Business Integration

(1) Objectives of the Business Integration

The Companies, as energy companies whose main businesses consist of providing oil refining and distribution services, have a social responsibility to provide a stable supply of energy that ensures the basic livelihood of Japanese citizens – in other words, to support the energy security of Japan.

In recent years, the domestic oil market has been in a prolonged period of oversupply, which endangers the stability of business continuity for players across the entire value chain from refiners to distributors. The oil industry has implemented certain countermeasures including an effort to reduce refining capacity in accordance with the “Sophisticated Method of Energy Supply Structures Law,” but domestic demand is expected to decline further. With this prolonged contraction of the overall market, the industry cannot expect any healthy future development, making it difficult to establish a stable business platform supporting Japan’s energy security.

We have agreed, in the MoU, to create an industry-leading player with an unparalleled competitive position by combining the strengths and management resources of the Companies. The new company will lead the effort to resolve various structural issues in the industry to improve the lives of Japanese citizens through more efficient and stable energy supplies. In addition, we have confirmed our common intent to proceed with the Business Integration based on the following spirit.

(i)	The Companies, as partners to develop their businesses into the future, will establish a new company (the “NewCo”) through the Business Integration based on the spirit of equal partnership.

(ii)
The NewCo, in an effort to establish a company where its employees can enjoy a sense of pride and high level of satisfaction, will define a new culture (such as management philosophy, core values, policies and processes, and a code of conduct) envisioning the next 100 years, while respecting the existing sound corporate culture of the Companies; furthermore, it will implement this new culture from the first day after the Business Integration.

(iii)	The NewCo will create a policy and an environment that will ensure all its employees work as “members of the NewCo” and not based on their original organizations.

(iv)	The NewCo will value the relationship of trust with dealers/distributors and business partners, and will build a powerful supply chain based on a shared strategy.

(2) Vision / Management Philosophy / Core Values of the NewCo

The Companies will continue to discuss the Business Integration issues further in order to achieve the following vision.

(i)
The NewCo, as the leading company with exceptional efficiency, will develop a powerful supply chain together with its dealers/distributors and business partners and, simultaneously, lead the reform of the Japanese oil industry, which faces various structural issues, and stabilize its earnings base in order to support Japan’s energy security.

(ii)
The NewCo will use its stabilized earnings base to actively expand overseas, apply the experience and know-how developed to date to establish a new, Japan-originated business model for energy companies, and realize sustainable growth.

The NewCo’s management philosophy and core values will be newly defined while respecting the philosophies developed by the Companies over the course of their respective histories. At the same time, the management philosophy and core values shall reflect the NewCo’s universal values suitable for the next 100 years of its global development.

(3) NewCo’s Basic Strategy

The NewCo’s basic strategy for its domestic downstream and petrochemical businesses will be as follows:

(i)	to outperform competitors in efficiency to establish a leading company with the highest profitability and create a domestic oil refining/marketing business capable of generating stable cash flows;

(ii)
under the circumstance where the drop in domestic demand is structurally unavoidable, to actively integrate and rationalize the assets owned by the Companies and pursue collaborations with third parties that would lead to an effective utilization of existing assets;

(iii)	within the domestic oil refining/marketing business areas, to make disciplined investments in areas where the NewCo has a competitive advantage;

(iv)	to place emphasis on the value of transactions with dealers/distributors based on our relationship of mutual trust and to further strengthen the supply chain centered around dealers/distributors;

(v)
to make the most of the potential of our competitive refineries while domestic demand continues to shrink, and to develop a system enabling flexible demand/supply adjustments from the perspective of profit maximization; and

(vi)	to aim to expand the competitive petrochemical business.

With respect to the NewCo’s energy solution business, resource business and other businesses, the Companies will discuss basic strategies based on the following principles:

(i)
In order to achieve the NewCo’s vision to become the “Japan-originated new energy company,” the NewCo will anticipate society’s ever-changing needs for energy, consistently supply energy as required by society, and expand its competitive businesses without missing opportunities.

(ii)
With respect to businesses operated by only one of the Companies, after gaining a deep understanding of those businesses through concentrated study sessions for a certain period after the Business Integration, the management of the NewCo will then transparently discuss the strategic positions of those businesses and the NewCo’s competitiveness and economic standing in order to decide on which business domains to deploy resources towards.

(iii)	With respect to the continuation of the Companies’ existing projects, the management of the NewCo will transparently discuss this by considering of economic rationality and other factors.

The Companies have, to date, proactively achieved profitability improvement through improved efficiency of refineries as well as rationalization of logistics and their sales network. On top of their individual efforts, we will aim to achieve approximately 50 billion yen of annual synergies by the 5th anniversary of the Business Integration through cost reduction and enhanced added-value in refinery, logistics, sales, administrative functions, and other corporate functions. We will also study and discuss other possible synergies expected from the Business Integration.

2. Overview of the Business Integration

(1) Method of the Business Integration

The Companies have set a merger as the basic structure of the Business Integration subject to further consideration and discussion, and will definitely agree on the method of the Business Integration.

(2) Schedule of the Business Integration

The schedule of the Business Integration will be discussed further, with the aim to commence due diligence of the Companies and their subsidiaries after the signing of the MoU, followed by the signing of a binding definitive agreement (the “Definitive Agreement”) providing for the definitive details and terms of the Business Integration, approval at the shareholders meetings of both parties, and the launch of the NewCo between October 2016 and April 2017. However, if necessary, changes to the schedule may be made upon consultation between the Companies for certain reasons such as delays in the review process by the relevant competition law authorities, delays in the progress of post-merger integration preparation required for a smooth start of operations on Day 1, and for other reasons.

(3) Integration Preparation Committee / Subcommittee Meetings

The Companies will continue to discuss and deliberate on the Business Integration in the Integration Preparation Committee meetings, co-chaired by the Representative Directors of the Companies, and subcommittee meetings organized by members appointed by the respective Representative Directors.

3. Overview of the Companies

(1)	Company Name	Idemitsu Kosan Co.,Ltd.	Showa Shell Sekiyu K.K.
(2)	Head Office	3-1-1 Marunouchi, Chiyoda-ku, Tokyo	2-3-2 Daiba, Minato-ku, Tokyo
(3)	Representative	Takashi Tsukioka, CEO, Representative Director	Tsuyoshi Kameoka, Group CEO, Representative Director
(4)	Main Business	Petroleum refining and manufacture and sale of oil products Manufacture and sale of petrochemical products	Oil Business (mainly imports, exports, refining, storage and sales of crude oil and petroleum products), Energy Solutions Business (Solar, Electric Power), etc.
(5)	Capital	108,606 million yen (as of September 30, 2015)	34,197 million yen (as of June 30, 2015)
(6)	Date Established	March 30, 1940	August 1, 1942

(7)	Total Number of Issued and outstanding Shares	160,000,000 shares (as of September 30, 2015)		376,850,400 shares (as of June 30, 2015)
(8)	Fiscal Year End	March 31		December 31
(9)	Number of Employees	8,829 (consolidated) (as of March 31, 2015)		6,039 (consolidated) (as of December 31, 2014)
(10)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Sumitomo Mitsui Trust Bank, Limited The Norinchukin Bank Mitsubishi UFJ Trust and Banking Corporation Mizuho Bank, Ltd.		Mizuho Bank, Ltd. The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Development Bank of Japan Inc.
		Nissho Kosan K.K.	16.95%	The Shell Petroleum Company Limited	33.24%
		Idemitsu Culture and Welfare Foundation	7.75%	Aramco Overseas Company B.V.	14.96%
		Idemitsu Museum of Arts Foundation	5.00%	The Master Trust Bank of Japan, Ltd. (trust account)	5.10%
		Idemitsu Employee Stockholders Committee	3.75%	Japan Trustee Services Bank, Ltd. (trust account)	2.94%
		The Bank of Tokyo- Mitsubishi UFJ, Ltd.	3.21%	The Anglo-Saxon Petroleum Company Limited	1.80%
(11)	Major Shareholders and Ownership Percentage	Sumitomo Mitsui Banking Corporation	3.21%	BNP Paribas Securities Limited	1.09%
		Sumitomo Mitsui Trust Bank, Limited	3.21%	Nomura Securities Co., Ltd	0.83%
		Japan Trustee Services Bank, Ltd. (trust account)	1.86%	Trust & Custody Services Bank, Ltd. (trust account)	0.74%
		The Master Trust Bank of Japan, Ltd. (trust account)	1.80%	STATE STREET BANK WEST CLIENT-TREATY 505234	0.74%
		Masakazu Idemitsu Masamichi Idemitsu	1.51% 1.51%	Evergreen	0.65%
		(as of September 30, 2015)		(as of June 30, 2015)
(12)	Relationship between the Companies
	Capital	None. As of July 30, 2015, Idemitsu has entered into a share purchase agreement with SSSKK’s shareholders, The Shell Petroleum Company Limited and The Anglo-Saxon Petroleum Company Limited, to purchase 125,261,200 shares of SSSKK, subject to necessary regulatory approval under relevant competition laws.
	Personnel	None
	Business Transactions	None
	Status of Related Parties	None

(13)	Operating and Financial Results for the Past 3 Years
Fiscal Year	Idemitsu Kosan Co.,Ltd. (Consolidated)			Showa Shell Sekiyu K.K. (Consolidated)
	March 2013	March 2014	March 2015	December 2012	December 2013	December 2014
Consolidated Net Assets	687,948	743,786	630,384	273,783	325,352	296,317
Consolidated Total Assets	2,728,480	2,995,063	2,731,001	1,233,193	1,295,831	1,176,282
Consolidated Net Assets per Share (yen)	4,085.83	4,391.46	3,671.39	663.33	798.17	722.33
Consolidated Sales	4,374,696	5,034,995	4,629,732	2,629,261	2,953,808	2,997,984
Consolidated Operating Income	110,684	78,197	-104,798	14,697	75,430	-18,057
Consolidated Ordinary Income	109,122	81,921	-107,618	12,674	76,204	-16,723
Consolidated Net Income	50,167	36,294	-137,958	1,013	60,295	-9,703
Consolidated Net Income per Share (yen)	313.63	226.90	-862.50	2.69	160.09	-25.76
Dividend per Share (yen)	200.00	125.00	50.00	18.00	36.00	38.00
(Unit: millions of yen unless noted otherwise)
Note 1:
Idemitsu conducted a 1:4 share split on its common shares owned by shareholders recorded as of December 31, 2013 with the effective date of January 1, 2014. Thus, the 125 yen dividend per share for the business year ending on March 31, 2014 is the combined amount of the 100 yen interim dividend per share paid before the share split and 25 yen year-end dividend per share paid after the share split.

4. Status after the Business Integration

(1) Name of the NewCo

The name of the NewCo is currently undetermined and is scheduled to be decided upon further discussion between the Companies.

(2) Location of the Head Office of the NewCo

The Companies have yet to decide the location of the NewCo’s head office, but are planning to find a location different from the current offices of the Companies by the effective date of the Business Integration or as soon as possible thereafter.

(3) Corporate Governance

The basic policy of the NewCo’s corporate governance structure will be to secure a transparent management structure by actively adopting the ideas proposed in the Corporate Governance Code strengthening the monitoring function of the Board of Directors as well as by appointing two or more independent outside directors, and implementing swift and decisive corporate management through a bold delegation of authority to the executive officers.

(4) Structure of the Board of Directors

While the structure of the Board of Directors will be decided upon further discussions between the Companies, representative directors and executive directors are expected to comprise an equal number of representatives from each company.

(5) Brands of the NewCo

The NewCo will continue to use the existing brands of both Companies for a certain period after the Business Integration. Regarding the service station brands in Japan after the certain period, the NewCo’s management will proactively discuss and decide on the introduction of a new brand to be used as a unifying force in order for dealers/distributors of both Companies to join forces for the next 100 years and compete with other brands in the domestic market.

5．Effect of the MoU

The MoU has no binding effect (Note 2), and the Companies plan to consult with each other and separately execute the legally binding Definitive Agreement after taking necessary procedures including, among others, obtaining their Board of Directors’ resolutions.

Note 2:
SSSKK has obtained approval for the execution of the MoU from the Special Committee (as stated below), as well as consent from all of the Directors of SSSKK and all of the Audit & Supervisory Board Members other than Douglas Wood, Ahmed M. Alkhunaini, Nabil A. Al-Nuaim and Christopher K. Gunner. The Special Committee was established as an advisory committee of the Board of Directors at the Board of Directors’ meeting held on February 10, 2015, in order to secure a transparent and fair decision-making process of SSSKK in relation to the Business Integration, taking into account the fact that Royal Dutch Shell plc and Saudi Arabian Oil Company may have certain conflicts of interest in relation to the Business Integration and related matters. The Special Committee has four members, who are as follows: Messrs. Yukio Masuda, Takashi Nakamura, Midori Miyazaki and Kenji Yamagishi, each of whom is an independent director/auditor of SSSKK.

6. Future Outlook

Details of any undecided items will be disclosed once they have been decided.

End

Overview of MoU

Methods of the Business Integration-Merger as the basic
structure, subject to further consideration and discussion

Location of the Head Office-A different location from the
current head offices of the Companies is to be found on the
effective date of the Business Integration or as soon as
possible thereafter

Corporate Governance-The ideas proposed in the Corporate
Governance Code including the appointment of two or more
independent outside directors are to be actively adopted

Structure of the Board of Directors-For the time being, an
equal number of nominees for NewCo's representative
directors and executive directors are to be appointed by
each Company

Brands-The Companies are to continue to use existing brands
for a certain period after the Business Integration-After a
certain period, the introduction of a new service station
brand in Japan is to be proactively discussed by NewCo's
management

Integration Preparation Committee-Further discussions and
deliberations are to be conducted by the Integration
Preparation Committee co-chaired by the Presidents of the
Companies-Detailed matters are to be discussed by the
Subcommittees

Synergy-Approx. 50 billion per year by the 5th anniversary
of the Business Integration through (1) optimization of
supply and demand, and production plans, (2) optimization of logistics, and (3) streamlining of sales and corporate
functions, etc.
1

Schedule

Discussions in the Integration Preparation Committee and
subcommittees

Announcement on Jul. 30, 2015-Commencement of a full-scale
discussion-Execution of a Share Purchase Agreement between
Royal Dutch Shell and Idemitsu

Announcement on Nov. 12, 2015(today)-Execution of the MOU

Oct. 2016-Apr. 2017 (Note)-Business Integration Effective
Date

Next Steps
o Due diligence
o Execution of a binding definitive agreement
o Approval at respective shareholders meetings

(Note) The schedule might be changed upon consultation
between the Companies for certain reasons such as delays in
the review process by the relevant competition law
authorities, delays in the progress of post-merger
integration preparation required for a smooth start of
operations on the effective date, and for other reasons
2

(Ref.) Optimization of Nationwide Distribution and Logistics

Optimization of offshore oil flows

Utilizing the complementary locations of the Companies'
refineries, NewCo will be able to optimize the primary
offshore flow of product transportation

Optimization of land transportation areas

In overlappying areas, NewCo will be able to optimize
transportation areas by lorries

Kanto area

Chukyo area
3

This document includes “forward-looking statements” that reflect the plans and expectations of Idemitsu Kosan Co.,Ltd. and Showa Shell Sekiyu K.K. in relation to, and the benefits resulting from, their business integration described above. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the Companies (or the NewCo group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Companies undertake no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Companies (or the NewCo group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission. The risks, uncertainties and other factors referred to above include, but are not limited to:

(1) economic and business conditions in and outside Japan;
(2) changes in costs of crude oil and other materials and exchange rates;
(3) changes in interest rates on loans, bonds and other indebtedness of the Companies, as well as changes in financial markets;
(4) changes in the value of assets (including pension assets), such as securities;
(5) changes in laws and regulations (including environmental regulations) relating to the Companies’ business activities;
(6) rise in tariffs, imposition of import controls and other developments in the Companies’ main overseas markets;
(7) interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(8) the Companies’ being unable to complete the Business Integration due to the reasons such that the Companies are not able to execute the Definitive Agreement with regard to the Business Integration, the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders meetings of the Companies are not implemented;
(9) delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(10) inability or difficulty of realizing synergies or added value by the Business Integration by the NewCo group.

Idemitsu Kosan Co.,Ltd. and Showa Shell Sekiyu K.K., or one of them, may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the possible business combination (or integration) between the two companies, if it is consummated. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Idemitsu Kosan Co., Ltd. and Showa Shell Sekiyu K.K., or one of them, prior to the shareholders’ meeting(s) at which such business combination (or integration) will be voted upon. The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration) and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders’ meeting with respect to such business combination (or integration). Any documents filed with the SEC in connection with such business combination (or integration) will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact on the first page.